# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Shenandoah Telecommunications Company, CIK 0000354963
CUSIP: 82312B106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 500 Shentel Way, P.O. Box 459, Edinburg, Virginia (VA), 22824
Date of event which requires filing of this statement: 08/08/2025
Amends the filing with accession number 0001641172-25-014391
Filed by CIK 0001707921
Persons authorized to receive notices and communications: Jennifer Gray, Esq., c/o ECP, 40 Beechwood Road, Summit, New Jersey (NJ), 07901, (973) 671-6100

## Reporting persons
- ECP ControlCo, LLC (CIK 0001707921): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,774,728; sole dispositive power 0; shared dispositive power 6,774,728; aggregate amount beneficially owned 6,774,728 (11.6% of the class)
  Comment: Limited Liability Company
- Energy Capital Partners IV, LLC (CIK 0001845291): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,774,728; sole dispositive power 0; shared dispositive power 6,774,728; aggregate amount beneficially owned 6,774,728 (11.6% of the class)
  Comment: Limited Liability Company
- Energy Capital Partners GP IV, LP (CIK 0001844921): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,774,728; sole dispositive power 0; shared dispositive power 6,774,728; aggregate amount beneficially owned 6,774,728 (11.6% of the class)
- Energy Capital Partners IV-A, LP (CIK 0001726198): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,774,728; sole dispositive power 0; shared dispositive power 6,774,728; aggregate amount beneficially owned 6,774,728 (11.6% of the class)
- Energy Capital Partners IV-B, LP (CIK 0001726216): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,774,728; sole dispositive power 0; shared dispositive power 6,774,728; aggregate amount beneficially owned 6,774,728 (11.6% of the class)
- Energy Capital Partners IV-C, LP (CIK 0001726217): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,774,728; sole dispositive power 0; shared dispositive power 6,774,728; aggregate amount beneficially owned 6,774,728 (11.6% of the class)
- Energy Capital Partners IV-D, LP (CIK 0001726219): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,774,728; sole dispositive power 0; shared dispositive power 6,774,728; aggregate amount beneficially owned 6,774,728 (11.6% of the class)
- Energy Capital Partners IV-B (Hill City IP), LP (CIK 0002032499): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,221,550; sole dispositive power 0; shared dispositive power 3,221,550; aggregate amount beneficially owned 3,221,550 (5.9% of the class)
- ECP Fiber Holdings GP, LLC (CIK 0002032452): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,553,178; sole dispositive power 0; shared dispositive power 3,553,178; aggregate amount beneficially owned 3,553,178 (6.1% of the class)
  Comment: Limited Liability Company
- ECP Fiber Holdings, LP (CIK 0002032502): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,553,178; sole dispositive power 0; shared dispositive power 3,553,178; aggregate amount beneficially owned 3,553,178 (6.1% of the class)
- Hill City Holdings GP, LLC (CIK 0002032495): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,221,550; sole dispositive power 0; shared dispositive power 3,221,550; aggregate amount beneficially owned 3,221,550 (5.9% of the class)
  Comment: Limited Liability Company
- Hill City Holdings, LP (CIK 0001881388): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,221,550; sole dispositive power 0; shared dispositive power 3,221,550; aggregate amount beneficially owned 3,221,550 (5.9% of the class)
- Energy Capital Partners Management, LP (CIK 0001815150): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 4,751; sole dispositive power 0; shared dispositive power 4,751; aggregate amount beneficially owned 4,751 (0.01% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Shenandoah Telecommunications Company
Address of issuer's principal executive offices: 500 Shentel Way, P.O. Box 459, Edinburg, Virginia (VA), 22824
Comment: This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on April 8, 2024 (as amended, the "Schedule 13D"), relating to the common stock, no par value (the "Common Stock"), of Shenandoah Telecommunications Company (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended and supplemented by the following:

From June 6, 2025 to August 8, 2025, Hill City purchased 565,813 shares of Common Stock for aggregate consideration of approximately $8.03 million in a series of open-market transactions.

Hill City obtained the funds used to acquire its interests in the Issuer's securities through borrowings from Barclays Capital Inc. in the ordinary course of business and secured by a margin account.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The information set forth herein is as of August 8, 2025 and is based on (i) 58,450,248 shares of Common Stock outstanding, which includes, (a) 54,897,070 shares of Common Stock outstanding as of July 24, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on July 31, 2025, and (b) 3,553,178 shares of Common Stock issuable upon exchange of 81,000 shares of Series A Preferred Stock held of record by the ECP Investor; and (ii) solely with respect to Hill City IP, Hill City Holdings GP, LLC, Hill City, and ECP Management, 54,897,070 shares of Common Stock outstanding as of July 24, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on July 31, 2025.

The securities reported herein include (i) 3,553,178 shares of Common Stock issuable upon exchange of 81,000 shares of Series A Preferred Stock held of record by the ECP Investor; (ii) 3,221,550 shares of Common Stock held of record by Hill City; and (iii) 4,751 shares of Common Stock held of record by ECP Management.

ECP ControlCo, LLC is the managing member of Energy Capital Partners IV, LLC, which is the general partner of Energy Capital Partners GP IV, LP, which is the general partner of each of (i) Energy Capital Partners IV-A, LP, (ii) Energy Capital Partners IV-B, LP, (iii) Energy Capital Partners IV-C, LP, and (iv) Energy Capital Partners IV-D, LP (the "Funds"). The Funds are the members of ECP Fiber Holdings GP, LLC, which is the general partner of the ECP Investor. Energy Capital Partners GP IV, LP is the general partner of Hill City IP. Each of (i) Energy Capital Partners IV-A, LP, (ii) Hill City IP, (iii) Energy Capital Partners IV-C, LP, and (iv) Energy Capital Partners IV-D, LP are the members of Hill City Holdings GP, LLC, which is the general partner of Hill City.

ECP ControlCo, LLC is controlled by its board of managers, which consists of Douglas Kimmelman, Peter Labbat, Tyler Reeder, Rahman D'Argenio, Raoul Hughes and Xavier Robert (together, the "ECP Managers"), all of whom collectively share the power to vote and dispose of the securities beneficially owned by ECP ControlCo, LLC. As a result of the relationships described herein, each of the ECP Managers may be deemed to share beneficial ownership of the securities described herein. Each of them disclaims any such beneficial ownership.

ECP Management is controlled by its business unit board, which consists of Douglas Kimmelman, Peter Labbat, Tyler Reeder, Murray Karp, Raoul Hughes and Xavier Robert, all of whom collectively share the power to vote and dispose of the securities beneficially owned by ECP Management. As a result of these relationships, each of the foregoing individuals may be deemed to share beneficial ownership of the securities beneficially owned by ECP Management. Each of them disclaims any such beneficial ownership.

By virtue of certain relationships among them, ECP ControlCo, LLC and ECP Management may be deemed a group under Section 13(d) of the Exchange Act. Each of them disclaims any such group membership.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Since the Reporting Persons' most recent filing in Schedule 13D, Hill City has acquired 565,813 shares of Common Stock in a series of open-market transactions pursuant to the 10b5-1 Trading Plan. Details by date, listing the number of shares of Common Stock acquired and the weighted average price per share, are provided in Annex A. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares purchased at each separate price for each transaction.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- ECP ControlCo, LLC: /s/ Jennifer Gray, Jennifer Gray, General Counsel (08/12/2025)
- Energy Capital Partners IV, LLC: By: ECP ControlCo, LLC, its managing member, By: /s/ Jennifer Gray, Jennifer Gray, General Counsel (08/12/2025)
- Energy Capital Partners GP IV, LP: By: Energy Capital Partners IV, LLC, its general partner, By: ECP ControlCo, LLC, its managing member, By: /s/ Jennifer Gray, Jennifer Gray, General Counsel (08/12/2025)
- Energy Capital Partners IV-A, LP: By: Energy Capital Partners GP IV, LP, general partner, By: Energy Capital Partners IV, LLC, general partner, By: ECP ControlCo, LLC, managing membe, Jennifer Gray, General Counsel (08/12/2025)
- Energy Capital Partners IV-B, LP: By: Energy Capital Partners GP IV, LP, general partner, By: Energy Capital Partners IV, LLC, general partner, By: ECP ControlCo, LLC, managing member, Jennifer Gray, General Counsel (08/12/2025)
- Energy Capital Partners IV-C, LP: By: Energy Capital Partners GP IV, LP, general partner, By: Energy Capital Partners IV, LLC, general partner, By: ECP ControlCo, LLC, managing member, Jennifer Gray, General Counsel (08/12/2025)
- Energy Capital Partners IV-D, LP: By: Energy Capital Partners GP IV, LP, general partner, By: Energy Capital Partners IV, LLC, general partner, By: ECP ControlCo, LLC, managing member, Jennifer Gray, General Counsel (08/12/2025)
- Energy Capital Partners IV-B (Hill City IP), LP: By: Energy Capital Partners GP IV, LP, general partner, By: Energy Capital Partners IV, LLC, general partner, By: ECP ControlCo, LLC, managing member, Jennifer Gray, General Counsel (08/12/2025)
- ECP Fiber Holdings GP, LLC: /s/ Matthew DeNichilo, Matthew DeNichilo, Chief Executive Officer (08/12/2025)
- ECP Fiber Holdings, LP: By: ECP Fiber Holdings GP, LLC, its general partner, /s/ Matthew DeNichilo, Matthew DeNichilo, Chief Executive Officer (08/12/2025)
- Hill City Holdings GP, LLC: /s/ Jennifer Gray, Jennifer Gray, Executive Vice President and Secretary (08/12/2025)
- Hill City Holdings, LP: By: Hill City Holdings GP, LLC, its general partner, /s/ Jennifer Gray, Jennifer Gray, Executive Vice President and Secretary (08/12/2025)
- Energy Capital Partners Management, LP: /s/ Jennifer Gray, Jennifer Gray, General Counsel (08/12/2025)